CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES INCREASED QUARTERLY DIVIDEND
CALGARY, ALBERTA – OCTOBER 7, 2024 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited announces that, in conjunction with the acquisition of Chevron Canada Limited's ("Chevron") Alberta assets and as a result of Canadian Natural’s significant free cash flow, including targeted additional free cash flow generation from the acquired assets and the Company’s strong financial position, the Board of Directors have agreed to increase the quarterly cash dividend by 7% to $0.5625 (fifty-six and one quarter cents) per common share, up from the previous quarterly cash dividend of $0.525 (fifty-two and one half cents) per common share. The dividend will be payable on January 3, 2025 to shareholders of record at the close of business on December 13, 2024. This will make 2025 the 25th consecutive year of dividend increases by Canadian Natural, with a CAGR of 21% over that time.
Canadian Natural is a senior crude oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED T (403) 517-6700 F (403) 517-7350 E ir@cnrl.com 2100, 855 - 2 Street S.W. Calgary, Alberta, T2P 4J8 www.cnrl.com

SCOTT G. STAUTH President MARK A. STAINTHORPE Chief Financial Officer LANCE J. CASSON Manager, Investor Relations Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

ADVISORY
Special Note Regarding Forward-Looking Statements
Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com.
Special Note Regarding Non-GAAP and Other Financial Measures
This document includes references to non-GAAP measures as defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. "Free cash flow" is a non-GAAP financial measure. The Company considers free cash flow a key measure in demonstrating the Company’s ability to generate cash flow to fund future growth through capital investment, to repay debt and to pay returns to shareholders through dividends and share repurchases pursuant to its free cash flow allocation policy. Free cash flow is defined as adjusted funds flow, less capital and dividends.
Non-GAAP and other financial measures are not defined by IFRS and therefore are referred to as non-GAAP and other financial measures. The non-GAAP and other financial measures used by the Company may not be comparable to similar measures presented by other companies, and should not be considered an alternative to or more meaningful than the most directly comparable financial measure presented in the Company's financial statements, as applicable, as an indication of the Company's performance.

Canadian Natural Resources Limited	2	Press Release